

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2012

<u>Via E-mail</u>
Kevin Palatnik
Chief Financial Officer
Audience, Inc.
440 Clyde Avenue
Mountain View, CA 94043

> **Re: Audience, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 13, 2012**
> **File No. 333-179016**

Dear Mr. Palatnik:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Graphics</u>

1. Please confirm that you have derived a material portion of your revenue from the mobile devices depicted or revise your graphics as appropriate. Please also revise your graphics so that it is clear you design the voice and audio processors that are incorporated into the depicted products.

2. We understand from your first risk factor on page 10 that 82% and 79% of your revenues for 2010 and the nine months ended September 30, 2011, respectively, were derived from the incorporation of your products into Apple's mobile phones. Please revise your graphics and captions to generally reflect the relative importance to your revenues of each of these devices.

Prospectus summary, page 1

3.   Please revise your "Business overview" section to indicate your historical reliance on sales of your processors into Apple mobile phones and that you are undergoing a significant transition in the way you derive revenues from this customer.

4.   We note your disclosure in the last paragraph that you believe your technology is applicable to other market segments such as automobile infotainment systems, digital cameras, digital televisions, headsets and set top boxes. Please disclose if you have derived a material amount of revenue to date from those market segments and revise your graphics as appropriate.

Business overview, page 1

5.   Please provide us independent, objective support for your statement that you are "the leading provider of intelligent voice and audio solutions that improve voice quality and the user experience in mobile devices."

Industry overview, page 2

6.   Please provide us with copies of the sources of all third-party data included in your prospectus. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used. Finally, please tell us whether the data was prepared for use in this registration statement.

7.   We note your disclosure that IDC estimates that voice and audio unit sales will grow at a 92% CAGR from 2010 to 2015. Given that your largest customer is transitioning to a licensing model where your royalties may be capped, please provide us with your analysis as to why this data is applicable to your business model going forward.

Risk factors, page 10

8.   We note that you have licensed out your processor intellectual property. To the extent that your business model of licensing out your processor technology may entail different or greater risks to your intellectual property than your current business model, please revise your risk factors as appropriate.

We are substantially dependent on a single OEM and its CMs, page 10

9.   Please file your agreement with Apple as an exhibit to your registration statement in accordance with Regulation S-K Item 601(b)(10)(ii)(B).

10.   Please expand the appropriate section to disclose the material terms of your agreement with Apple, such as the duration of the agreement, and the circumstances under which the agreement can be terminated and the royalty payments may be capped.

Capitalization, page 39

11.   Please remove cash and cash equivalents from the Capitalization table on page 39 since this is not a component of capitalization.

Dilution, page 41

12.   Please expand this section to disclose how the data in the table on page 41 would change assuming all outstanding options and warrants are exercised.

Business, page 71

13.   We note your disclosure in the last risk factor on page 18 that your products must integrate and interoperate with your OEM's existing and future mobile devices. We also note your disclosure that to date the sales of your processors have been substantially dependent on sales of Apple mobile phones which have an iOS operating system. We also note that it appears that a larger portion of the current market for mobile phones uses the Android operating system. If true, please include disclosure about the general development of your business during the past five years in accordance with Regulation S-K Item 101(a). For example, disclose why your sales have been predominantly to iOS based mobile phones, how you compete in the market for Android-based mobile phones, and include disclosure, where appropriate, regarding any known trends or challenges you face for the inclusion of your processors in mobile devices that operate on Android-based and other operating systems.

Intellectual property, page 86

14.   We note your disclosure that you have 37 foreign patent applications pending. Please clarify whether some of these pending patent applications are foreign counterpart patent applications and relate to similar or identical technological claims as your U.S. patents or patent applications.

Listing on the NASDAQ Global Market or the New York Stock Exchange, page 130

15.   We note your intention to apply to list your common stock on either the NASDAQ Global Market or the New York Stock Exchange. Please confirm that any preliminary prospectus you circulate will include definitive information in this regard.

Financial Statements

16.   Please update the financial statements when required by Rule 3-12 of
        Regulation S-X.

Note 2. Revenue recognition, page F-12

17.   We note the disclosure on page 48 that you ship a significant portion of your
        products to the inventory hubs of CMs and recognize the related revenue as the
        CMs notify you in writing that they have drawn products from the hub. Please
        disclose the method and basis for revenue recognition on these shipments in your
        accounting policy.

18.   Please clarify the shipping terms associated with your sales to CM's, OEM's and
        distributors and discuss when you meet the requirements for revenue recognition.

19.   Please revise to disclose any price protection arrangements, discount programs,
        and rights of return associated with customer shipments. Please also address any
        arrangements with customers such as post shipment obligations, refund rights,
        customer acceptance and clarify how these impact revenue recognition.

20.   Please revise to disclose how you will recognize revenue related to your
        intellectual property licensing arrangements.

Note 6. Earnings per share, page F-23

21.   We note that the net income (loss) allocable to holders of common stock is
        calculated using the two-class method. Please clarify whether the amounts
        described as "amount allocable to holders of preferred stock" are preferred stock
        dividends and how these amounts were determined.

22.   Clarify the nature of the $1,221 adjustment in the table on page F-24 for the nine
        months ended September 30, 2011 labeled "Undistributed earnings reallocated to
        holders of common stock."

Note 10. Stock-based awards, page F-32

23.   Please indicate when discussions were initiated with your underwriter(s) about
        possible offering price ranges and provide us a history of those discussions.
        Please also provide us with a chronological bridge of management's estimated
        fair value per share noted on page 57 to the current estimated IPO price per share.
        We will delay final assessment of stock based compensation pending inclusion of
        the estimated IPO price in the filing.

Exhibits

24.   To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with the next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Russell Mancuso
Branch Chief

cc (via e-mail): Julia Reigel, Esq.